John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

December 18, 2012

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On October 12, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 86 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 87 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the BRC Large Cap Focus Equity Fund (the “Fund”).

On November 29, 2012, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Please confirm there are no acquired fund fees and expenses for the Fund.

Response: The Fund is not expected to have acquired fund fees and expenses that exceed 1 basis point and, as such, has not added a line item on acquired fund fees and expenses into the fee table.

2.	Comment: Please confirm that the fee waiver will be in place for at least one year. Currently the expiration date is blank.

Response: The Trust hereby confirms that the fee waiver will be in place for at least one year.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

December 18, 2012

Fund Summary – Principal Investment Strategies

3.	Comment: Please identify the types of equity securities in which the Fund will invest.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Please explain in your correspondence letter why the capitalization range of $1.5 billion to $625 billion is representative of large capitalization companies. The $1.5 billion seems to be a low threshold.

Response: The Trust believes that the industry views the range of capitalizations represented by the S&P 500® Index to be representative generally of large capitalization companies. Accordingly, the Trust has utilized this definition to identify the range of companies that are large cap.

5.	Comment: Please disclose a brief explanation of the term, “behavioral economics.”

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: The third paragraph in this section refers to the Adviser’s quantitative model “which includes several sub-models that anticipate security analyst behavior, predict earnings surprises, and assess valuation.” Please change “that anticipate” to “that seek to anticipate.”

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: The second sentence of the fourth paragraph notes that the Adviser’s analysts apply traditional, but focused, skills to select and monitor portfolio investments. Please explain by providing an example what is meant by “traditional, but focused, skills.”

Response: The Trust has revised the disclosure to clarify the meaning of the sentence.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

8.	Comment: Much of the information presented in this section is also covered in the Summary section. There is no need to repeat certain information twice.

Response: The disclosure in this section is required by Item 9 of Form N-1A which provides that a fund shall describe its principal investment strategies. While this section is largely similar to the disclosure in the Summary section, it adds more detail to that found in the Summary. The Trust prefers to leave this section as is.

9.	Comment: In the eighth paragraph in this section, the disclosure states that the Adviser analyzes “controllable risk” of the Fund’s portfolio on a regular basis. Please explain what is meant by “controllable risk” or use a different term

Response: The Trust has revised the disclosure to clarify the meaning of the sentence.

10.	Comment: In the 2nd sentence of the eighth paragraph in this section, please provide examples of some of the 17 different risk factors on which the Adviser receives data.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

December 18, 2012

Response: The Trust has revised the disclosure as you have requested.

11.	Comment: In the 3rd sentence of the eighth paragraph, please explain what is meant by quantitative ranking factors and why the Adviser wants high exposure to them.

Response: The Trust has revised the disclosure as you have requested.

12.	Comment: In the 4th sentence of the eighth paragraph, please re-word the phrase “does not have an opinion on.”

Response: The Trust has revised the disclosure as you have requested.

Principal Risks of Investing in the Fund

13.	Comment: The Non-Diversification Risk disclosure in this section explains what it means to be a non-diversified fund, but does not add the risk of being categorized as such. Please elaborate on the risks of non-diversified funds.

Response: The Trust has revised the disclosure as you have requested.

Appendix – Adviser’s Prior Performance

14.	Comment: Please discuss what Commission staff no-action letters that the Trust is relying on for the inclusion of prior performance data.

Response: The Trust is relying on several no-action letters for the inclusion of prior performance in the prospectus. They are as follows:

•

The Nicholas Applegate letters (Nicholas Applegate Funds I and II (1996 SEC No-Act. LEXIS 674 (August 6, 1996) and 1997 SEC No-Act. Lexis 264 (February 7, 1997), respectively) provide that the following conditions be met in order to present prior related performance: (i) prior related performance information must be prepared and presented in accordance with AIMR (no GIPS); (ii) information concerning prior related performance must be displayed in the prospectus with equal prominence and be accompanied by disclosure to the effect that is does not represent the historical performance of the mutual fund; (iii) prior related performance is compared with an appropriate securities index in a manner consistent with Form N-1A and such index administered by an entity not affiliated with the mutual fund; (iv) information in the prospectus on prior related performance will be updated no less frequently than annually, but at least as often as the performance information for the fund is updated; (v) the prospectus disclosure should provide that the private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code on registered investment companies and that, if applicable, such limitations, requirements, and restrictions might have adversely affected the performance results of the accounts; and (vi) any other textual explanation or disclosure concerning any facts regarding the prior related performance of the fund or the other accounts that should be brought to the attention of prospective investors.

•	Great Lakes Advisors, Inc. (available April 3, 1992). While the SEC denied Great Lakes request to utilize certain performance data of its predecessor, Continental Capital Management

Ms. Laura Hatch

U.S. Securities and Exchange Commission

December 18, 2012

Corporation, the letter is significant in several respects: (i) it provides that an investment adviser cannot use performance of a predecessor firm unless it complies Rule 204-2(a)(16)’s record keeping requirements; and (ii) the SEC suggested that “under certain circumstances, it may not be misleading for a successor adviser, composed of less than 100% of the predecessor’s committee, to use the performance data of the predecessor’s committee. We believe, however, that, at a minimum, there would have to be a substantial identity of personnel among the predecessor’s and successor’s committees.”

15.	Comment: Please add, if accurate, that the Fund has “substantially similar objectives, policies and strategies” as the other accounts.

Response: The Trust has revised the disclosure as you have requested.

16.	Comment: It is noted that the performance has been independently verified. Please add disclosure as to who verified the performance and file the consent as an exhibit with the B-Filing.

Response: The Trust has revised the disclosure as you have requested. The Trust has added the consent as an exhibit to the B-Filing.

17.	Comment: Please state whether the calculation method used for the prior performance differs from the standard SEC method.

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: Please verify whether the composite accounts charge a sales load. If a load is charged, performance should be revised to be net of the sales load.

Response: The Trust has revised the disclosure as you have requested.

19.	Comment: Please show the average annual 1, 5 and 10 year returns.

Response: The Trust has revised the disclosure as you have requested.

20.	Comment: Terminology such as “composite internal dispersion”, “3-year standard deviation” and “benchmark 3-year standard deviation” are terms that an investor may not understand. If these terms are kept in the prior performance chart, please provide disclosure as to their meaning.

Response: The Trust has revised the disclosure as you have requested.

21.	Comment: In the 2nd footnote to the performance table, please provide the legal analysis for the statement that:

Performance results prior to BRC Investment Management LLC’s formation May 23, 2005, represent accounts managed by the firm’s employees and members, who made up substantially all the investment decision makers, at a prior investment management firm. A complete list and description of firm composites is available upon request. (emphasis added)

Please state the no-action letter that is being relied on for this portion of the footnote.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

December 18, 2012

Response: The Trust’s counsel has received a confirmation from the Fund’s investment adviser confirming substantially all of the investment decision makers is, in its view, consistent with the aspect of the position set forth in the Great Lakes No-Action Letter (cited above). The Fund’s investment adviser has indicated that the Managing Principal and Chief Investment Officer, John R. Riddle, CFA is the author of the academic research that formed the investment philosophy of this investment strategy some 20 years ago. Mr. Riddle created the proprietary quantitative models that are the foundation of the investment process and he has been directly involved in the day to day investment process since the strategy’s inception in 1996. In 2003 the investment resources available to this strategy were expanded with the addition of two (2) experienced portfolio manager/analysts Mark F Jaeger, CFA, CPA and Sharon L. Ward, CFA. Since 2003 the decision makers were identical to those of the Fund. In the Great Lakes No-Action Letter, the Commission staff indicated that it may not be misleading for a successor adviser, composed of less than 100% of the predecessor’s investment decision making personnel, to use the performance data of the predecessor’s investment decision making personnel as long as there was a substantial identity of personnel among the predecessor’s and successor’s investment decision making personnel. The Adviser believes the composition of decision makers responsible for the performance presented is consistent with the Commission’s staff position in the Great Lakes no-action letter.

22.	Comment: Please explain in your response if the portfolio managers to the Fund have the same degree of discretion in advising the Fund as they did with the other accounts they advised. If they did not, please discuss any differences.

Response: The Fund’s investment adviser has confirmed that the portfolio managers to the Fund have the same degree of discretion in advising the Fund as they did with the other accounts they advised that comprise the investment adviser’s composite (i.e., the related performance).

23.	Comment: Please represent that the Fund’s investment adviser has support for the calculation of performance under Advisers Act Rule 204-2(a)(16).

Response: The Fund’s investment adviser has confirmed to the Trust that it maintains the books and records necessary to support the calculation of the performance represented in the composite (i.e., the related performance).

24.	Comment: Footnote 2 to the performance table mentions that some accounts have been removed from the composite. Please represent that the exclusion of these accounts would not cause the composite performance to be misleading.

Response: The Fund’s investment adviser has confirmed to the Trust that it the exclusion of the accounts noted in the disclosure to the related performance would not cause the composite performance presentation to be misleading.

It was noted that there were no comments to the Statement of Additional Information.

*                    *                     *

Ms. Laura Hatch

U.S. Securities and Exchange Commission

December 18, 2012

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively